UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013
Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated May 9, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Matt Bell
Matt Bell
President and Chief Executive Officer

Dated: May 9, 2013

BluePhoenix Solutions to Announce 2013 First Quarter Financial
Results on Thursday, May 30th, 2013

HERZLIYA, May 9th, 2013 -- BluePhoenix Solutions (NASDAQ: BPHX), the leading provider of value driven legacy IT modernization solutions, announced today that it will report its 2013 first quarter financial results on Thursday May 30th, 2013. The company’s management team will host a conference call to discuss the results with the investment community at 04:30 PM ET.

The call can be accessed by dialing 1-888-668-9141 within the United States, or via +972-3-9180610 if calling internationally, approximately five minutes prior to its scheduled commencement.

A live Veidan Broadcasting and a replay can be accessed through a link that will be available via the BluePhoenix website.

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy application lifecycle solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Matt Bell
www.bphx.com
BluePhoenix Solutions
Mbell@bphx.com